November 25, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pearlyne Paulemon and Brigitte Lippmann

Re:	FACT II Acquisition Corp.
Registration Statement on Form S-1
Filed August 16, 2024, as amended
File No. 333-281593

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of FACT II Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on November 25, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

COHEN & COMPANY CAPITAL MARKETS, a division of J.V.B. Financial Group, LLC

By:	/s/ Jerry Serowik
	Name:	Jerry Serowik
	Title:	Senior Managing Director and Head of Capital Markets

SEAPORT GLOBAL SECURITIES, LLC

By:	/s/ Jack Mascone
	Name:	Jack Mascone
	Title:	Head of Capital Markets

[Signature Page to UW Acceleration Request]